Exhibit (a)(5)(vii)

EFiled: Mar 21 2013 12:25PM EDT Transaction ID 51254157 Case No. 8429-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

HAROLD NAPARST, on behalf of himself and
all others similarly situated,
Plaintiff,	Civil Action No.

-against-

SAUER-DANFOSS INC., JORGEN M.
CLAUSEN, NIELS B. CHRISTIANSEN,
ERIC ALSTROM, KIM FAUSING,
RICHARD J. FREELAND, PER HAVE,
WILLIAM E. HOOVER, JR., JOHANNES F.
KIRCHHOFF, ANDERS STAHLSCHMIDT,
STEVEN H. WOOD, DANFOSS
ACQUISITION, INC., and DANFOSS A/S,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

Plaintiff Harold Naparst (“Plaintiff” or “Naparst”), by his attorneys, alleges the following on information and belief, except as to the allegations specifically pertaining to Plaintiff, which are based on personal knowledge.

NATURE OF THE ACTION

1.                                      Plaintiff brings this action on behalf of the public stockholders of Sauer-Danfoss Inc. (“Sauer-Danfoss” or the “Company”) against Sauer-Danfoss’s Board of Directors (the “Board”) and Danfoss A/S (“Danfoss”), the Company’s controlling shareholder, for breaching their fiduciary duties in connection with the Danfoss A/S’s tender offer to acquire all the outstanding shares of Sauer-Danfoss that Danfoss A/S does not already own by means of an unfair process and for an unfair price.

2.                                      Danfoss A/S and its subsidiaries have overwhelming control over Sauer-Danfoss as they own at least 75.6% of the Company’s outstanding common shares.

3.                                      On March 1, 2013, Sauer-Danfoss and Danfoss A/S jointly announced “a definitive merger agreement for Danfoss to acquire the 24.4% of Sauer-Danfoss common shares not already owned by Danfoss and its affiliates for $58.50 per share in cash” (the “2013 Tender Offer”). The 2013 Tender Offer is valued at approximately $700 million.

4.                                      As described in more detail herein, the $58.50 per share price is inadequate. The special committee appointed by the Board to negotiate the 2013 Tender Offer (the “2013 Special Committee”) adjusted downward the financial projections prepared by Sauer-Danfoss management, allowing for them to more “reasonably” approve a lower price for the 2013 Tender Offer. In fact, the Discounted Cash Flow analysis performed on the original financial projections proves a fair price range of $60.05 to $69.07, well above the $58.50 per share price of the 2013 Tender Offer (the “Offer Price”). Further, two large shareholders value the Company’s shares to be worth, at least, $60.00 per share, and as high as $70.63 per share.

5.                                      Further, the $58.50 per share price is suspect. In December 2009, Danfoss A/S also made an offer to acquire the outstanding shares of Sauer-Danfoss that it did not already own for $10.10 per share. That price was grossly inadequate, and that offer was timed to take advantage of a dip in the price of Sauer-Danfoss common stock and Danfoss A/S’s inside knowledge of Sauer-Danfoss’s financial condition. A special committee (the “2010 Special Committee”) recommended that the public shareholders of Sauer-Danfoss accept $13.25 per share, and maintained that recommendation even when the price per share of Sauer-Danfoss common stock on the open market rose above $13.25.

6.                                      Danfoss A/S later made a best and final offer of $14.00 per share. Less than a week later, Sauer-Danfoss announced that its preliminary first quarter results were better than expected. Sauer-Danfoss’s common stock price jumped over $14.00 a share, and only then did the “independent” 2010 Special Committee reconsider its recommendation. The 2010 Tender Offer (as defined herein) expired without a sufficient number of public Sauer-Danfoss shareholders tendering to reach the mandatory minimum condition for the transaction to close.

7.                                      The majority of the 2013 Special Committee also served on the 2010 Special Committee. Further, the 2013 Special Committee hired the same outside legal (Kirkland & Ellis LLP (“K&E” or “Kirkland”)) and financial advisors (Lazard Frères & Co. LLC (“Lazard”)) that the 2010 Special Committee hired when it approved the $13.25 per share price.

8.                                      The TO Schedule (as defined herein) published by Danfoss A/S is coercive such that a reasonable shareholder will conclude he, she or it has no choice but to tender his, her or its shares.

9.                                      The TO Recommendation (as defined herein) published by Sauer-Danfoss is false and misleading to such an extent that the public shareholders of Sauer-Danfoss are deprived of information necessary in order to make a fully informed decision on whether to tender their shares.

10.                               If the 2013 Tender Offer is successful, Sauer-Danfoss will cease to be a public company. Sauer-Danfoss’s public shareholders will be divested of their ownership interests, and any benefits of the future growth and profits of Sauer-Danfoss will flow to Danfoss A/S.

11.                               The Individual Defendants (as defined herein) and Danfoss A/S have a duty to ensure (and the burden to prove) that the process leading up to the Merger Agreement (as defined herein), the 2013 Tender Offer, and the agreed upon consideration, are entirely fair to Sauer- Danfoss’s public shareholders. The Individual Defendants and Danfoss A/S cannot meet this burden.

12.                               For these reasons and as set forth in detail herein, Plaintiff seeks to enjoin the 2013 Tender Offer or, in the event the 2013 Tender Offer is consummated, to recover damages from Danfoss A/S and the other Individual Defendants for their breaches of fiduciary duties.

THE PARTIES

13.                               Plaintiff Harold Naparst is, and at all relevant times was, the owner of shares of Sauer-Danfoss’s common stock.

14.                               Sauer-Danfoss is a corporation organized and existing under the laws of the State of Delaware. It has its headquarters in Ames, Iowa. According to its SEC filings, the Company is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components for use primarily in applications of mobile equipment. Sauer-Danfoss’s common stock trades on the New York Stock Exchange (“NYSE”) under the ticker symbol “SHS.” Sauer-Danfoss is named as a defendant in this action as a necessary party and for the purpose of facilitating full and complete relief.

15.                               Defendant Danfoss A/S is a corporation organized and existing under the laws of Denmark. Danfoss A/S is one of the largest industrial companies in Denmark and is a leader in research, development and production, sales and service of mechanical and electronic components  for  several  industries.   Danfoss  A/S  and  its  subsidiaries  currently  own approximately 75.6% of Sauer-Danfoss’s outstanding common shares.

16.                               Defendant Danfoss Acquisition, Inc. (“Danfoss Acquisition”) is a corporation organized and existing under the laws of the State of Delaware. Danfoss Acquisition is a wholly owned subsidiary of Danfoss A/S that was formed to facilitate the 2013 Tender Offer and will act as the purchaser in the 2013 Tender Offer.

17.                               Defendant Jorgen M. Clausen is Chairman of the Board and also the Chairman of Danfoss A/S.  He has been a director of Sauer-Danfoss since May 2000, and Chairman since May 2004. Prior to May 2004 he served as Vice Chairman of Sauer-Danfoss from 2000 to 2004. Prior to his retirement in October 2008, he was President and Chief Executive Officer (“CEO”) of Danfoss A/S. Clausen’s family holds a controlling interest in Danfoss A/S through the Bitten and Mads Clausen Foundation, the controlling shareholder of Danfoss A/S.

18.                               Defendant Niels B. Christiansen is the Vice Chairman of the Board and also the President and CEO of Danfoss A/S.  He has been a director of Sauer-Danfoss since July 10, 2008. Christiansen was appointed President and CEO of Danfoss A/S on October 1, 2008. Prior to that time, he had been Vice Chief Executive Officer of Danfoss A/S since November 15, 2006. From November 15, 2006 through December 31, 2007, he also served as Chief Operating Officer of Danfoss A/S. From November 1, 2004 through November 14, 2006, he served as Executive Vice President and Chief Operating Officer of Danfoss A/S. Mr. Christiansen is also a member of the Executive Committee of Danfoss A/S.

19.                               Defendant Eric Alstrom is a member of the Board and also the President and CEO of Sauer-Danfoss. He has been a director of Sauer-Danfoss since October 5, 2012. Mr. Alstrom became President and CEO of Sauer-Danfoss on September 10, 2012.

20.                               Defendant Kim Fausing is a member of the Board and the Executive Vice President and Chief Operating Officer of Danfoss A/S. He has been a director of Sauer-Danfoss since July 2008. Fausing has been Executive Vice President and Chief Operating Officer of Danfoss A/S since January 2008.

21.                               Defendant Per Have is a member of the Board and also the Chief Financial Officer of Danfoss A/S. He has been a director of Sauer-Danfoss since November 2009. Mr.

Have was appointed Chief Financial Officer of Danfoss A/S in September 2009. He has served as CEO of the Bitten and Mads Clausen Foundation, the controlling shareholder of Danfoss A/S since 2007. From 2006 to 2007, Mr. Have was Senior Vice President, Refrigeration & Air Conditioning Division of Danfoss A/S. From 2002 through 2005, he served as Vice President, Corporate Finance of Danfoss A/S.  He was employed by the Company as its Vice President, Global Supply Chain and IT, from 2000 through 2002.

22.                               Defendant William E. Hoover, Jr. is a member of the Board and also a member of the Board of Directors of Danfoss, A/S.  He has been a director of Sauer-Danfoss since July 2008.

23.                               Defendant Anders Stahlschmidt is a member of the Board and the General Counsel of Danfoss A/S. He has been a director of Sauer-Danfoss since September 2010. Mr. Stahlschmidt has served as General Counsel of Danfoss A/S for more than the last five years.

24.                               Defendant Steven H. Wood is a member of the Board.  He has been a director of Sauer-Danfoss since January 2003. He is Chairman of the Audit Committee and a member of the Compensation Committee of the Board. He is also listed as the Board’s financial expert. Defendant Wood was a member of the 2010 Special Committee and is Chairman of the 2013 Special Committee.

25.                               Defendant Johannes F. Kirchhoff is a member of the Board and the Managing Director of FAUN Umwelttechnik GmbH & Co. KG (“FAUN”), a German manufacturer of vehicles for waste disposal.  He has been a director of Sauer-Danfoss since April 1997. He is Chairman of the Compensation Committee of the Board and a member of the Audit Committee of the Board. He was a member of the 2010 Special Committee and is also a member of the 2013 Special Committee.

26.                               Defendant Richard J. Freeland is a member of the Board. He has been a director of Sauer Danfoss since September 2010. He is a member of the Audit Committee and the Compensation Committee of the Board. He is a member of the 2013 Special Committee.

27.                               The individual defendants listed in paragraphs 17 through 26 (collectively the “Individual Defendants”), as officers and/or directors of the Company, owe fiduciary duties of good faith, loyalty, fair dealing, due care, and candor to Plaintiff and the other members of the Class (as defined below), and have an obligation to determine whether the 2013 Tender Offer is in the best interests of the Class and maximizes shareholder value, and to ensure the entire fairness of the 2013 Tender Offer

CLASS ACTION ALLEGATIONS

28.                               Plaintiff brings this action pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of himself and all other stockholders of the Company (the “Class”), and their successors in interest, who are or will be threatened with injury arising from defendants’ actions.  Excluded from the Class are the defendants herein, members of their immediate families, and any subsidiary, firm, trust, corporation, or other entity related to or affiliated with any of the defendants.

29.                               This action is properly maintainable as a class action for the following reasons:

30.                               The Class is so numerous that joinder of all members is impracticable. While the exact number of Class members is unknown to Plaintiff at this time and can only be ascertained through appropriate discovery, according to the Form SC TO-T filed by Danfoss with the SEC on March 15, 2013 (together, with all amendments, the “TO Schedule”), as of February 25, 2013, there were 48,462,518 shares of Sauer-Danfoss issued and outstanding, of which 36,629,787 were owned or controlled by Danfoss and 40,500 were restricted and cannot be tendered through the 2013 Tender Offer, resulting in 11,792,231 shares of Sauer-Danfoss issued, outstanding, and held by the public shareholders of the Company. The holders of these shares are believed to be geographically dispersed throughout the United States.  The Company’s common stock is actively traded on the NYSE;

31.                                      There are questions of law and fact which are common to members of the Class, including, inter alia, the following:

(a)                                 Whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of Plaintiff and the other members of the Class in connection with the 2013 Tender Offer;

(b)                                 Whether Danfoss A/S, as the majority controlling shareholder of the Company, has breached its fiduciary duties owed to Plaintiff and the other members of the Class, including its duties of entire fairness, loyalty, due care, and candor;

(c)                                  Whether the Individual Defendants, as directors and/or officers of the Company, have breached their fiduciary duties owed to Plaintiff and the other members of the Class, including their duties of entire fairness, loyalty, due care, and candor;

(d)                                 Whether defendants have disclosed all material facts in connection with the challenged transaction;

(e)                                  Whether the members of the Class have sustained damages, and if so, what is the proper measure of damages; and

(f)                                   Whether Plaintiff and the other members of the Class would be irreparably damaged were defendants not enjoined from the conduct described herein.

32.                                      The claims of Plaintiff are typical of the claims of the other members of the Class and Plaintiff has no interests that are adverse or antagonistic to the interests of the Class; and

33.                               The Plaintiff is committed to prosecuting this action and has retained counsel competent and experienced in litigation of this nature. Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

SUBSTANTIVE ALLEGATIONS

A.                                    Sauer-Danfoss’s Corporate Background

34.                               On May 3, 2000, Sauer-Sundstrand and Danfoss Fluid Power A/S became one company under the name of Sauer-Danfoss. Since the merger of these two entities, the Company has continued to broaden its horizons, reeling in new knowledge and skills and expanding the Company’s geographical presence via a series of acquisitions and joint ventures. With 6,500 employees worldwide, Sauer-Danfoss had revenues of approximately $2.1 billion in 2011. Sauer-Danfoss has sales, manufacturing, and engineering capabilities in Europe, the Americas, and the Asia-Pacific region.

35.                               Prior to 2008, approximately 74.7% of the voting power of the Company’s common stock was owned or controlled by Danfoss Murmann. Danfoss Murmann is a joint venture between Danfoss A/S, which is owned by the Clausen family, and Sauer Holding GmbH (“Sauer Holding”), which is owned by the Murmann family.

36.                               On October 30, 2009, pursuant to a Share Purchase Agreement dated March 10, 2008, as amended by Amendment No. 1 to a Share Purchase Agreement dated July 11, 2008 (together, the “2008 Share Purchase Agreement”), Danfoss A/S became a majority shareholder of the Company by purchasing all of the Sauer-Danfoss common stock owned by Sauer Holding (10,029,264 shares) for $16.00 per share. As a result, Danfoss A/S owns approximately 75.6% of the outstanding shares of common stock of Sauer-Danfoss, or 36,629,787 of the 48,462,518 shares of Sauer-Danfoss reported to be outstanding as of February 25, 2013.

B.                                    The Failed 2010 Tender Offer at an Inadequate Price

37.                               On December 22, 2009, Danfoss A/S announced that, through a wholly owned subsidiary, it intended to launch a tender offer for all of the outstanding shares of common stock of Sauer-Danfoss not already owned by Danfoss A/S and its subsidiaries for $10.10 per share in cash. The stake of approximately 24.3% not owned by Danfoss A/S and its subsidiaries at that time was valued at approximately $118,750,000 at the $10.10 per share offer price.

38.                               On December 22, 2009, the trading price for Sauer-Danfoss common stock closed at $11.61 per share. On December 23, 2009, the day after Danfoss A/S announced the December 22 Offer, Sauer-Danfoss common stock hit an intra-day high of $12.68 per share.

39.                               Sauer-Danfoss appointed the purportedly independent 2010 Special Committee to consider the tender offer, composed of Defendants Kirchoff and Wood, and F. Joseph Laughrey, who is no longer a member of the Board. The 2010 Special Committee hired Kirkland & Ellis as its legal advisor and Lazard as its financial advisor.

40.                               Although claimed to be independent, the 2010 Special Committee was controlled by Danfoss A/S.  Mr. Loughrey (Chairman of the 2010 Special Committee) and Wood, comprising a majority of the 2010 Special Committee, were appointed to the Board by Danfoss A/S. Defendant Kirchhoff’s company, FAUN Umwelttechnik GmbH & Co. KG, had purchased approximately $4.7 million in products from Sauer-Danfoss in the earlier three years, and hence was not independent because Danfoss A/S controls Sauer-Danfoss, and would continue to control the price Sauer-Danfoss charges for its products upon a successful tender offer.

41.                               On March 9, 2010, Danfoss A/S announced that intended to commence the tender offer on March 10, 2010 at the price of $13.25 per share in cash (the “2010 Tender Offer.”) The 2010 Tender Offer was scheduled to end on April 7, 2010.                                        Also on March 9, 2010, Sauer-Danfoss published a press release announcing that the 2010 Special Committee was recommending that the public shareholders of Sauer-Danfoss accept the 2010 Tender Offer at the $13.25 per share price.

42.                               The documents filed and distributed to Sauer-Danfoss shareholders by Danfoss A/S and the Company in connection with the 2010 Tender Offer contained material misstatements and omissions.  After litigation and correspondence with Sauer-Danfoss shareholders, amendments to the tender offer documents were later filed and distributed.

43.                               On April 8, 2010, Danfoss A/S extended the 2010 Tender Offer two days until April 9, 2010.  On April 9, 2010, Sauer-Danfoss common shares closed at a market price of $13.71 per share, $0.46 above the 2010 Tender Offer price of $13.25 per share.

44.                               On April 9, 2010, after the close of trading, Danfoss A/S increased the 2010 Tender Offer price to $14.00 per share and further extended the expiration of the 2010 Tender Offer to April 22, 2010. Danfoss A/S further announced that the $14.00 per share price was its best and final offer.

45.                               On April 15, 2010, before the opening of trading, Sauer-Danfoss published a press release announcing that preliminary first quarter results were stronger than expected, and that the 2010 Special Committee was considering the impact of these results on its recommendation that Sauer-Danfoss shareholders accept the 2010 Tender Offer. On April 15, 2010, Sauer-Danfoss common stock closed at $15.65 per share, $1.65 above the 2010 Tender Offer price of $14.00 per share.

46.                               On April 16, 2010, 38 days after initially recommending Sauer-Danfoss public shareholders accept the 2010 Tender Offer, the 2010 Special Committee announced through a Sauer-Danfoss press release that it had asked for updated projections for 2010 through 2012, with the goal of issuing an updated recommendation on the 2010 Tender Offer within a week.

The 2010 Special Committee advised Sauer-Danfoss stockholders not to rely on the earlier recommendation to accept the 2010 Tender Offer.

47.                               On April 23, 2010, Danfoss A/S extended the expiration of the 2010 Tender Offer to April 27, 2010.

48.                               On April 25, 2010, the 2010 Special Committee informed Danfoss A/S that it was willing to recommend that Sauer-Danfoss’s shareholders accept an offer of $21.50 per share. Danfoss A/S informed the 2010 Special Committee that $21.50 was outside the price range Danfoss A/S was willing to pay.

49.                               On April 29, 2010, the 2010 Tender Offer expired without enough shares being tendered by shareholders to meet the minimum tender requirements.

Sauer-Danfoss’s Post 2010 Tender Offer Positive Financial Results

50.                               After the 2010 Tender Offer expired, Sauer-Danfoss reported positive net income (as opposed to quarterly net losses in 2009) and increases in net sales.  As evidenced by the charts below, those figures continue to remain far above 2009 levels.

Net Sales (in millions)

Net Income (in Millions)

*Includes 82.8 relating to the net reversal of deferred tax asset valuation allowances.

51.                               Sauer-Danfoss’s open market common stock price also rose, reaching a 2011 high price of $65.04 per share on May 5, 2011 and a 2012 high price of $56.10 per share on February 21, 2012.

52.                               In March 2012, the Company announced that it had reinstated a quarterly cash dividend, which had been suspended in March 2009. A cash dividend of $0.35 per share was declared in each quarter of 2012 and the first quarter of 2013.

53.                               The rise in stock price and dividend provided benefits to the public shareholders of the Company; benefits that would have flown to Danfoss A/S had the original unfair 2010 Tender Offer been successful.

C.                                    Sauer-Danfoss’s Promising Future

54.                               On February 20, 2013, Sauer-Danfoss published a press release announcing its fourth quarter 2012 and year end 2012 financial results. Despite an overall decline in quarterly net sales, Sauer-Danfoss disclosed increases in net sales for the Americas and Asia.

Net sales for the quarter declined 7 percent to $413.0 million, compared to net sales of $446.1 million for the fourth quarter of 2011. Excluding the impact of changes in currency translation rates, sales in the fourth quarter declined 6 percent over the same quarter last year. Sales for the fourth quarter increased 1 percent in the Americas and 2 percent in the Asia-Pacific region, but declined 18 percent in Europe, excluding the impact of changes in currency translation rates.

*            *            *

The Company reported net income of $19.9 million, or $0.41 per share, for the fourth quarter of 2012, compared to net income of $27.4 million, or $0.57 per share, for the fourth quarter of 2011. Fourth quarter 2012 results were negatively impacted by $1.8 million, or $0.04 per share, related to deferred tax asset valuation allowances.  Fourth quarter 2011 results were favorably impacted by $9.2 million, or $0.19 per share, related to the reversal of deferred tax asset valuation allowances but were negatively impacted by certain product field recall costs of $6.9 million, or $0.10 per share.

*            *            *

The Company reported net sales for the twelve months ended December 31, 2012, of $1,916.1 million, a decline of 7 percent compared to net sales of $2,057.5 million for the twelve months of 2011. Net sales for the twelve months of 2012 were down 4 percent compared to the prior year period, excluding the impact of currency translation rate changes.

Net income for full year 2012 was $181.8 million, or $3.75 per share, compared to net income of $229.9 million, or $4.74 per share, for the same period last year. 2011 results were favorably impacted by $22.9 million, or $0.47 per share, relating to the reversal of deferred tax asset valuation allowances.

55.                               Defendant Alstrom stated in the press release that “Our strong cash flow and earnings over the past couple of years has provided us a very solid balance sheet, or base, from which to drive our future growth plans.”

56.                               As described by Defendant Alstrom, despite the quarterly decline in sales (as compared to the same period one year earlier), Sauer-Danfoss was still able to increase its operating margin and operating income:

Our fourth quarter sales continue to reflect the weak global markets we serve, as well as the inventory reduction actions being taken by several of our customers. While our sales declined due to our weak markets, I am very pleased with our increase in operating income.  We have been able to increase our operating margin by two full percentage points in the face of declining markets and sales. This reflects strong cost control throughout our organization, as well as our ability to flex our production to changing demands.

57.                               Defendant Alstrom made a similar statement in an October 24, 2012 press release when reporting Sauer-Danfoss’s third quarter 2012 earnings, which showed the first decline in year over year net sales since the 2010 Tender Offer was rejected.

Our third quarter results reflect the declining global markets.  Sales in all three major regions are now down compared to a year ago, with the Americas now recording a slight decline. Given the drop in sales, I am very impressed that the team has been able to maintain the high level of operating margin, even improving the gross margin slightly over last year.  This demonstrates the organization’s ability to react quickly to market changes.

58.                               Sauer-Danfoss’s third quarter 2012 cash flow was strong enough for Sauer- Danfoss to prepay part of an outstanding loan to Danfoss: “Given our strong cash flow and balance sheet, we prepaid approximately $20 million on our long-term loan agreement with Danfoss as allowed under the agreement.”

D.                                    The 2013 Tender Offer

59.                               On October 24, 2012, Sauer-Danfoss announced its third quarter 2012 financial results. Also in October 2012, Danfoss A/S considered a potential transaction to purchase up to three million shares of Sauer-Danfoss on the open market.

60.                               On November 14, 2012, only a few weeks after Sauer-Danfoss announced its third quarter 2012 results, Danfoss began to consider a potential tender offer for the publicly-

held shares of Sauer-Danfoss. Danfoss hired legal (Cleary Gottlieb Steen & Hamilton LLP (“Cleary”)) and financial (Citigroup Global Markets Inc. (“Citi”)) advisors, and on November 27, 2012, approved a tender offer proposal.

61.                               On November 28, 2012, Defendant Christiansen sent a letter to the Board of Directors of Sauer-Danfoss, which stated, in pertinent part:

I am writing to confirm the exciting new proposal that we described at today’s meeting of the Board of Directors. Danfoss proposes to acquire all the remaining shares of Sauer-Danfoss it does not currently own at a price of $49.00 per share in cash. We believe this proposal represents a very attractive premium to the Sauer-Danfoss stockholders and full and fair value for the company. The proposal represents a premium of 24% over the closing price of the Sauer-Danfoss shares on November 27, 2012. The proposed transaction would not be conditioned on Danfoss obtaining financing.

We understand that Sauer-Danfoss and its Board of Directors will want to establish a special committee comprised of independent directors to consider this proposal. We expect that the special committee will want to retain its own legal and financial advisors. We want to stress our willingness and desire to engage in productive and friendly discussions with the special committee and its advisors and to ensure that a process is followed that will result in a fair and mutually beneficial negotiated transaction. We are hopeful that discussions can begin promptly and lead to the announcement of a friendly, negotiated transaction by year end. We would anticipate that we would be in a position to commence a tender offer for the remaining Sauer-Danfoss shares promptly following those discussions, unless a different timeline or structure is agreed with the special committee. We will dedicate the resources necessary to meet this timeline and are open to any suggestions the special committee may have with respect to timing and structure.

Danfoss has no interest in selling all or any part of its stake in Sauer-Danfoss. Accordingly, we believe this proposal presents a unique opportunity to deliver immediate liquidity and significant value to Sauer-Danfoss’ stockholders that will be welcomed by your stockholders.

We believe a more formal combination of our respective businesses would present significant opportunities for our respective managements and employees, as well as for our mutual customers and the communities in which we operate. We wish to point out that we have been extremely pleased with the spirit of cooperation and mutual good faith that has existed over the years between the Board of Directors and management of Sauer-Danfoss and representatives of Danfoss. We look forward to continuing this relationship in the future.

(Emphasis added.)

62.                               Danfoss A/S also filed a Form SC 13D/A on November 28, 2012, announcing the offer.  The Form SC 13D/A also stated that “It is the current intention of Danfoss to acquire 100% of the Common Stock and, if successful in that acquisition, to cause the Common Stock to be delisted from the NYSE and to be deregistered under the Securities Exchange Act of 1934, as amended.” The November 28, 2012 letter and a November 28, 2012 press release were attached to the Form SC 13D/A as exhibits.

63.                               Also on November 28, 2012, Sauer-Danfoss published a press release announcing confirmation of receipt of Danfoss A/S’s offer and that the Board was establishing a special committee (the 2013 Special Committee) to evaluate the proposal. The members of the special committee were not announced. Danfoss A/S’s letter to the Sauer-Danfoss Board was also attached to the Form SC 13D/A.

64.                               On November 28, 2012, Sauer-Danfoss common stock opened at $39.03 per share and closed at $52.72 per share, $3.72 above the proposed tender offer price.

65.                               On November 29, 2012, Sauer-Danfoss filed a Form SC 14D9C with the SEC, announcing the offer, and attaching its November 28, 2012 press release and a November 28, 2012 internal announcement, which stated:

Today Danfoss A/S announced that it has informed the Board of Directors of Sauer-Danfoss that Danfoss intends to start the process to acquire all of the outstanding shares of Sauer-Danfoss not already owned by Danfoss for a price of $49.00 per share.  Danfoss and its subsidiaries currently own a stake of approximately 75.6% in Sauer-Danfoss.

Although Sauer-Danfoss is the subject of the Danfoss offer, this is a business issue between Danfoss and the minority shareholders of Sauer-Danfoss.

The process is expected to work as follows:

•                  Today Danfoss notified Sauer-Danfoss and the public of its intention to acquire all the outstanding shares of Sauer-Danfoss.

•                  The Board of Sauer-Danfoss has appointed a Special Committee of independent directors to review the offer and negotiate a transaction as soon as possible. The Special Committee will use external independent advisors to help determine whether the offer is fair.

•                  In the event Danfoss formally launches a tender offer, within 10 business days of Danfoss filing the appropriate offer documents, the Special Committee will announce whether or not they recommend shareholders accept the offer. The Special Committee may also decide to take no position on the offer.

•                  It is possible that Danfoss and the Special Committee may agree to a different structure than a tender offer.

•                  If the transaction takes the form of a tender offer, Danfoss must keep the offer open for at least 20 business days from the date the offer officially commences.

Assuming Danfoss is successful in acquiring the remaining shares of Sauer-Danfoss stock, our management will work actively with the management of Danfoss to clarify the integration process. I know this is of great interest to our employees, and I will keep you informed as best I can. The process started by Danfoss can be quick but it can also be lengthy, so I urge you to focus on the tasks we have on hand right now.

66.                               Also on November 29, 2012, Sauer-Danfoss suspended Danfoss’s access to Sauer-Danfoss’s internal financial reporting system

67.                               On November 29, 2012, Sauer-Danfoss common stock closed at $52.73 per share, $3.73 above the then-proposed tender offer price.

68.                               On December 19, 2012, Sauer-Danfoss published a press release announcing that the 2013 Special Committee had “retained Lazard as the [2013] Special Committee’s independent financial advisor and Kirkland & Ellis LLP as its independent legal counsel.” Lazard and Kirkland & Ellis are the same financial and legal advisors hired by the 2010 Special Committee that approved the $13.25 per share tender offer, despite access to internal Sauer-Danfoss financial information, and removed that recommendation 38 days later.

69.                               On March 1, 2013, before trading commenced in the NYSE, Sauer-Danfoss and Danfoss A/S published a joint press release announcing the 2013 Tender Offer.

Danfoss A/S (“Danfoss”) and Sauer-Danfoss Inc. (NYSE: SHS) today jointly announced a definitive merger agreement for Danfoss to acquire the 24.4% of Sauer-Danfoss common shares not already owned by Danfoss and its affiliates for $58.50 per share in cash. The $58.50 per share price represents a 48.6% premium to the closing price of Sauer-Danfoss shares on November 27, 2012, the day prior to the announcement of the Danfoss proposal, a 19.4% increase from the $49.00 per share proposal made by Danfoss on November 28, 2012 and a 5.3% premium to the highest trading price of Sauer-Danfoss shares for the 52-week period prior to the announcement of the Danfoss proposal. In addition, the Board of Sauer-Danfoss has declared a dividend for the first quarter of 2013 in which stockholders of record as of March 15, 2013 will receive a cash dividend of $0.35 per share payable on March 29, 2013.

The Sauer-Danfoss Board approved the transaction based on the unanimous recommendation of a Special Committee of the Board made up solely of independent directors. The [2013] Special Committee undertook a deliberate and comprehensive negotiation with Danfoss to achieve a highly attractive cash offer for stockholders that factored in Sauer-Danfoss’ prospects as well as the current economic environment. The [2013] Special Committee, advised by its independent financial advisor, Lazard, and its independent legal advisor, Kirkland & Ellis LLP, concluded the offer is fair to, and in the best interests of, the public minority stockholders of Sauer-Danfoss.

Jorgen M. Clausen, Chairman of Danfoss A/S, said, “We are pleased to have reached an agreement with the [2013] Special Committee on the terms of this transaction. We believe this transaction represents a very attractive premium to the Sauer-Danfoss stockholders and full and fair value for the company. This transaction reflects our confidence in Sauer-Danfoss and its management team as well as our commitment to the business and its long-term success.”

Steven H. Wood, Chairman of the [2013] Special Committee of the Sauer-Danfoss Board, said, “Following a thorough review process, assisted by our independent financial and legal advisors, the [2013] Special Committee has concluded that the Danfoss offer is fair to, and in the best interests of, the minority stockholders and we recommend they tender their shares into the offer.”

Under the terms of the agreement, Danfoss will commence a tender offer at $58.50 per Sauer-Danfoss share within 10 business days. The tender offer will be conditioned upon, among other things, the tender of a majority of the 24.4% of Sauer-Danfoss shares owned by the public minority stockholders. If, following the tender offer, Danfoss owns at least 90% of the outstanding shares as a result of its current shareholdings, shares tendered in the tender offer and the issuance of new shares by Sauer-Danfoss pursuant to a “top up” provision in the merger agreement between the parties that would go into effect only following a successful tender offer, Danfoss intends to cause Sauer-Danfoss to enter into a short-form merger as soon as reasonably practicable thereafter in which shares not tendered in the tender offer would be converted into the right to receive $58.50 per share in cash without interest.

The transaction does not require antitrust approval and is expected to close in the second quarter of 2013 subject to satisfaction of the tender offer conditions and customary closing conditions.

Citi is serving as financial advisor to Danfoss and Cleary Gottlieb Steen & Hamilton LLP is serving as its legal counsel. Lazard is serving as financial advisor to the [2013] Special Committee of the Board of Directors of Sauer-Danfoss and Kirkland & Ellis LLP is serving as its legal counsel.

70.                               The March 1, 2013 press release announced that the $58.50 per share price is a “5.3% premium to the highest trading price of Sauer-Danfoss shares for the 52-week period prior to the announcement of the Danfoss proposal.” This is incorrect. Danfoss first announced its proposal on November 28, 2012, and on February 21, 2012 Sauer-Danfoss common stock reached $56.10 per share, making the $58.50 per share price only 4.3% greater than the 52-week high price.

71.                               On March 5, 2013, Sauer-Danfoss published an 8-K with the SEC, attaching the Agreement and Plan of Merger among Danfoss A/S, Danfoss Acquisition, Inc. and Sauer-Danfoss, Inc., dated as of March 1, 2013 (the “Merger Agreement”). The Merger Agreement provides that the 2013 Tender Offer is subject to a non-waivable condition that a majority of the public shares of Sauer-Danfoss not owned or controlled by Danfoss or the Board are tendered and not properly withdrawn (the “Minimum Tender Condition”).

72.                               Following the close of the 2013 Tender Offer, if Danfoss owns 90% or more of the outstanding shares of Sauer-Danfoss, then Danfoss will consummate a short form merger. The remaining outstanding shares of Sauer-Danfoss common stock not owned by Danfoss will receive the $58.50 per share price.

73.                               The Merger Agreement also provides a “top up option” such that if, after the close of the 2013 Tender Offer, the majority of the minority condition (the Minimum Tender

Condition) has been met, but Danfoss owns less than 90% of the outstanding shares, Danfoss has the right to purchase from Sauer-Danfoss the lowest number of authorized and unissued shares of Sauer-Danfoss necessary to reach the 90% threshold.

74.                               Further, Sauer-Danfoss and Danfoss agreed in the Merger Agreement that if [Danfoss] (together with its subsidiaries) does not own 90% or more of the Shares following successful consummation of the [2013 Tender Offer], the Company will hold a special meeting of its stockholders following the expiration of the [2013 Tender Offer] for the purpose of adopting the Merger Agreement. [Danfoss] has agreed to, at such special meeting, cause all of the Shares acquired pursuant to the [2013 Tender Offer] or otherwise owned by the Danfoss Group to be voted in favor of the Merger.

(TO Schedule, p. 25.)

75.                               On March 15, 2013 Danfoss A/S commenced the 2013 Tender Offer by filing the TO Schedule with the SEC.

76.                               On March 15, 2013 Sauer-Danfoss filed its Form 14D-9 with the SEC (together, with all amendments, the “TO Recommendation”). Also on March 15, 2013, Sauer-Danfoss filed a Form 13E-3, attaching a presentation made by Lazard to the 2013 Special Committee (the “13E-3”).

E.                                    The Offer Price is Unfair, Inadequate and Suspect

77.                               The purpose of the 2013 Tender Offer is to enable Danfoss A/S to acquire one hundred percent (100%) equity ownership of Sauer-Danfoss and its valuable assets for its own benefit at the expense of the Company’s public stockholders, who will be deprived of their equity investment and the benefits thereof including, among other things, the expected continued growth in Sauer-Danfoss’s profitability.

78.                               The object of the plan and scheme is to buy out the public stockholders of the Company at an unfair price, well below the underlying and real value of the Company, in a transaction which is unfairly timed and deceptively disclosed.

79.                               In 2009, Danfoss A/S attempted to buy out the independent shareholders of Sauer-Danfoss at an unfair price and taking advantage of a depressed stock price due to a weakened economy, before favorable quarterly results were announced. Now, Danfoss A/S is attempting again to purchase the publicly-held shares of Sauer-Danfoss at an unfair price.

80.                               The $58.50 per share Offer Price, while a 48.6% premium over the $39.38 per share closing price of Sauer-Danfoss common stock on November 27, 2012, the last full day of trading before the 2013 Tender Offer was announced, it is only 4.3% above the Company’s 2012 high price of $56.10 per share on February 21, 2012.

81.                               The 2013 Special Committee was directly informed by two large Sauer-Danfoss shareholders that a fair price for the 2013 Tender Offer was $60.00 per share, or above. Shareholder A, which held over 500,000 shares (approximately 4.24% of the publicly-held shares (500,000 / 11,792,231 x 100)), informed the 2013 Special Committee that under its analysis, the shares were worth at least $60.00 per share. (TO Recommendation, p. 16.) Shareholder B, which held approximately 5% of the outstanding shares (approximately 589,611 shares (11,792,231 x 0.05)), informed the 2013 Special Committee that the fair value for the Company’s shares was $70.63 per share, and that “that other stockholders of the Company expect the offer price to be increased to above $60.00 per Share.” (TO Recommendation, p. 18.)

82.                               A “Management Case” set of financial projections was prepared by Sauer-Danfoss management for the 2013 Special Committee for the purpose of evaluating the 2013 Tender Offer. However, after review of those projections, the 2013 Special Committee concluded that the results were too positive. (See TO Recommendation, p. 16.) Rather than meet with Sauer-Danfoss management to discuss the Management Case, or have Sauer-Danfoss management prepare new financial projections, the 2013 Special Committee instructed Lazard to

“prepare various sensitivity analyses with respect to the assumptions relating to the Company’s expected sales growth rates and margins with the goal of arriving at a set of projections for the Company that would most accurately and reasonably reflect the Company’s expected future financial performance.” (TO Recommendation, p. 16.) As a result, the “Adjusted Management Case,” prepared by Lazard at the 2013 Special Committee’s request, painted a more negative view of Sauer-Danfoss’s future. (See TO Recommendation, pp. 37-38.)

83.                               Lazard used the Adjusted Management Case when preparing its analysis of the 2013 Tender Offer.

84.                               Further, Jesper V. Christensen, the CFO of Sauer-Danfoss, is a former vice president of a division of Danfoss. Mr. Christensen would have presumably overseen the preparation of the Management Case, and hence those projections already had the potential to be subject to the influence of Danfoss A/S and not properly reflect the future potential of Sauer-Danfoss.

85.                               The 2013 Special Committee recognized, and communicated to Danfoss, that “a sale of the entire Company to a third party could result in the greatest value to all stockholders of the Company, including Danfoss.” (TO Recommendation, p. 17.) In response, Danfoss informed the 2013 Special Committee that it “was not interested in selling its interest in the Company.” (Id.) Even with Danfoss’s statement that it would not sell its shares, the 2013 Special Committee would have benefited from looking into, and should have explored, a third party sale. Such investigation could have resulted in a per share price that would provide the greatest value to the minority shareholders of Sauer-Danfoss, and given the 2013 Special Committee negotiating leverage to obtain a higher price. Instead, the 2013 Special Committee allowed Danfoss to control the 2013 Special Committee’s analysis of a fair price.

86.                               Even with Danfoss’s refusal to sell its shares, the fact that the most value would be achieved through a sale to a third party required the 2013 Special Committee and its advisors to value a price for the publicly-held shares in the 2013 Tender Offer by looking at a potential third party transaction, and to give significant weight to the Selected Transaction Analysis (analysis of third party transactions) when valuing the 2013 Tender Offer. Lazard’s Selected Transaction Analysis (TO Recommendation, p. 28), indicates a range of implied prices of $57.04 to $73.53 per share. The $58.50 is at the very bottom of what the 2013 Special Committee has admitted is perhaps the most important valuation metric.

87.                               The Discounted Cash Flow Analysis performed by Lazard using the Management Case financial projections (those projections untouched by the 2013 Special Committee) evidences a range of implied prices per share of $60.05 to $69.07, well above the $58.50 per share price of the 2013 Tender Offer. (13E-3, p. 13.)

88.                               The $58.50 price is also at the very bottom of the range of implied per share prices from Lazard’s Discounted Cash Flow Analysis performed on the Adjusted Management Case ($57.04 to $65.45). (TO Recommendation, p. 29.)

89.                               Further, the 2013 Special Committee has incentivized Lazard to be favorably disposed to any offer by Danfoss by providing Lazard with a financial interest in seeing the 2013 Tender Offer consummated. A “substantial portion of [Lazard’s fee] is contingent upon consummation of the [2013 Tender] Offer.” (TO Recommendation, p. 30.) Lazard’s fee is made up of a $200,000 retainer, $1.5 million payable upon delivery of its fairness opinion, and $4.25 million payable upon consummation of the 2013 Tender Offer, against which the previous $1.7 million would be credited. 60%, or $2.55 million, of Lazard’s fee is contingent upon consummation of the 2013 Tender Offer. (TO Recommendation, pp. 30-31.)

90.                               Danfoss had access to Sauer-Danfoss’s internal financial reporting system from before November 14, 2012, when it first considered a tender offer, until November 29, 2012, the day after its letter to Sauer-Danfoss proposing the 2013 Tender Offer.

91.                               Two of the three members of the 2010 Special Committee sit on the 2013 Special Committee, and the 2013 Special Committee hired the same financial and legal advisors that supported acceptance of the grossly inadequate $13.25 per share 2010 Tender Offer price.

92.                               The 2013 Tender Offer was timed to take advantage of a depressed stock price, Sauer-Danfoss’s third and fourth quarter results, and Danfoss A/S’s insider knowledge of Sauer-Danfoss’s revenue and growth prospects. Not surprisingly, Danfoss A/S began to consider a potential transaction weeks after the third quarter closed and Sauer-Danfoss had its first quarter over quarter decline in net sales since the first quarter of 2010. Danfoss A/S made its initial announcement of the 2013 Tender Offer on November 28, 2012, one month after Sauer-Danfoss reported its third quarter 2012 results.

93.                               Further, as the world economy is reaching the bottom of an economic cycle, particularly in Europe, or just starting to come out of the bottom, there is a significant chance that business conditions for companies such as Sauer-Danfoss will improve significantly over the next few years, and that Sauer-Danfoss will experience a very significant increase in its profits. If the 2013 Tender Offer is successful, that increase in profits will flow to Danfoss A/S, not the public shareholders of Sauer-Danfoss.

94.                               The 2013 Tender Offer is the product of unfair dealing, and the $58.50 per share Offer Price is unfair and inadequate as to constitute a breach of fiduciary duties committed by defendants against the public stockholders because, among other things:

(a)                                 The Company’s intrinsic value, giving due consideration to its assets, its growth and profitability, and the underlying strength of its business is significantly greater than the Offer Price;

(b)                                 Defendants have undervalued the Company’s common stock by ignoring the full value of its assets and future prospects. The 2013 Tender Offer does not reflect the true financial position of the Company; and

(c)                                  The timing of the 2013 Tender Offer original proposal was designed (i) to take advantage of the Company’s recently depressed market price due to the slowdown in the European economy, where Sauer-Danfoss’s fourth quarter 2012 sales declined 18% compared to the same period in 2011, and (ii) to have the expected rebound accrue to the benefit of Danfoss A/S at the expense of the minority public shareholders.

F.                                     The Board Is Controlled by Danfoss A/S and the 2013 Special Committee is Not Independent

95.                               The Board is controlled by Danfoss A/S. As alleged above, defendants Clausen, Christiansen, Alstrom, Fausing, Hoover, Have and Stahlschmidt — seven of ten members of the Board — are also directors or officers of, and/or have a substantial financial interest in or relationship to, Danfoss A/S.

96.                               Due to Danfoss A/S’s overwhelming ownership of the stock of Sauer-Danfoss, it has the power to appoint and ensure election of all directors. According to Sauer-Danfoss’s most recent proxy statement, published approximately April 27, 2012, Danfoss A/S “may act on its own to propose a slate of directors for nomination to the Board” and “All of the candidates for election to the Company’s Board were proposed by Danfoss A/S.” Therefore, even those directors that Sauer-Danfoss claims are independent, Richard J. Freeland, Johannes F. Kirchhoff, and Steven H. Wood, who also make up the 2013 Special Committee, are not independent.

97.                               According to the April 27, 2012 proxy statement, the purportedly independent directors who are also members of the 2013 Special Committee earned $130,530 each in fees and stock awards from Sauer-Danfoss in 2011 due to their service on the Board.

98.                               Defendant Kirchhoff owns FAUN which has purchased approximately $4.5 million in products from Sauer-Danfoss in 2010 through 2012, and hence is not independent because Danfoss A/S controls Sauer-Danfoss, and will, if the 2013 Tender Offer is successful, continue to control the price Sauer-Danfoss charges for its products.

99.                               Defendant Kirchoff also owns 14,900 shares of Sauer-Danfoss stock (other than restricted shares), which will net him $871,650 in consideration through the 2013 Tender Offer. Defendant Wood owns 10,500 shares of Sauer-Danfoss, which will net him $614,250 through the 2013 Tender Offer. (TO Recommendation, p. 9.)

100.                        Each non-employee director of Sauer-Danfoss, including the members of the 2013 Special Committee, owns 4,500 restricted shares of Sauer-Danfoss common stock. In connection with the 2010 Tender Offer, the Board removed the transfer restrictions on the restricted stock granted in 2007, 2008 and 2009. The 2013 Special Committee, therefore, may have had an additional incentive to approve the 2013 Tender Offer in the hopes the transfer restrictions are again lifted, and so that they may receive consideration for those shares through the 2013 Tender Offer. In fact, those restricted shares will receive the $58.50 per share through the 2013 Tender Offer, netting each non-employee director, including the members of the 2013 Special Committee, $263,250. (TO Recommendation, p. 9.)

101.                        The 2013 Special Committee was created to, among other things,

(i) review, evaluate, investigate and discuss the Proposal, any alternative offers or proposals and other strategic alternatives, (ii) determine whether the Proposal, any alternative offers or proposals or other strategic alternatives are appropriate and desirable for the Company and its stockholders at this time, (iii) negotiate the terms and conditions of the Proposal, any alternative offers or proposals or other strategic alternatives, and (iv) determine whether to recommend to the full Company’s Board of Directors the approval of the Proposal, any alternative offers or proposals or other strategic alternatives

Notably missing from the 2013 Special Committee’s powers was the power to implement a poison pill, or take another action, to stop the 2013 Tender Offer from going forward, or otherwise reject the 2013 Tender Offer.

102.                        The 2013 Special Committee could not have been, and was not, objective given the overwhelming control that Danfoss A/S has over the Company, the Board and the 2013 Special Committee.

103.                        The Management Case projections were prepared by Sauer-Danfoss management. Due to the CFO’s prior involvement with Danfoss, these projections were already at risk of being too low. The 2013 Special Committee then instructed Lazard to reduce the projections even more, resulting in their ability to recommend a lower, unfair price.

104.                        During the 2010 Tender Offer, on April 15, 2010, the 2010 Special Committee announced that the preliminary first quarter 2010 financial results were stronger than expected. On the basis of those results, the 2010 Special Committee later withdrew its recommendation that the public shareholders of Sauer-Danfoss accept the 2010 Tender Offer.

105.                        The 2013 Tender Offer is scheduled to expire on April 11, 2013. If Sauer- Danfoss’s internal financial projections schedule holds to the 2010 schedule, Sauer-Danfoss will be pulling together the preliminary first quarter financial results, and they will be finalized just after the 2013 Tender Offer expires. Neither the Merger Agreement, the TO Schedule nor the TO Recommendation makes any provision for the disclosure of preliminary financial results for February 2013, March 2013, or the first quarter 2013 to the 2013 Special Committee or the public shareholders of Sauer-Danfoss. Given the effect that the preliminary first quarter 2010 financial results had on the 2010 Tender Offer, the 2013 Special Committee should have negotiated the close of the 2013 Tender Offer to occur after the Company’s first quarter 2013 (or preliminary first quarter 2013 results) were prepared and reviewed by the 2013 Special Committee.

G.                                   The 2013 Tender Offer is Coercive

106.                        The 2013 Tender Offer is also coercive such that it presents Sauer-Danfoss shareholders with no real choice but to tender their shares to Danfoss A/S. The TO Schedule states that if the 2013 Tender Offer is not successful, then Danfoss A/S may, in addition to other actions, “recapitaliz[e] the Company, which could include converting debt owed to [Danfoss] by the Company into equity.” (TO Schedule, p. 26.) Further, the TO Schedule states:

If the Merger is not consummated following the consummation of the [2013 Tender Offer], the purchase of Shares by us pursuant to the [2013 Tender Offer] will reduce the number of Shares that might otherwise trade publicly and may reduce the number of holders of Shares, each of which could, during the period after the consummation of the [2013 Tender Offer] and prior to consummation of the Merger, affect the liquidity and market value of the remaining Shares held by the public. We cannot predict whether this would have an adverse or beneficial effect on the market price for, or marketability of, the Shares or whether it would cause future market prices to be greater or less than the price paid in the [2013 Tender Offer]. Depending upon the number of Shares purchased pursuant to the [2013 Tender Offer], the Company’s common stock may no longer meet the standards for continued listing on the NYSE resulting in the Shares ceasing to be listed on the NYSE.

(TO Schedule, p. 26.)

107.                        Further, the TO Schedule makes clear that Danfoss uses Sauer-Danfoss as a ready source of cash. For example, Sauer-Danfoss has a three-year term loan facility with Danfoss for $178 million, for which Sauer-Danfoss pays Danfoss between 8 and 8.25% interest. In September 2012, this term loan facility was reduced, at Sauer-Danfoss’s request, from $200 million. However, for the year 2012, Sauer-Danfoss lent $336 million to Danfoss, for which Danfoss paid Sauer-Danfoss an interest rate of 0.44%. (TO Schedule, p. 41.)

108.                        This loan agreement, which unfairly benefits Danfoss at the Company’s expense, is further evidence that the directors of Sauer-Danfoss are not independent and do not have the best interests of the public shareholders in mind.

109.                        Additionally, Danfoss has already publicly announced that it will not sell its shares. Thus, the minority shareholders know there is no prospect for a “white knight” to come along with a topping bid.

110.                        A reasonable shareholder of Sauer-Danfoss will find these aforementioned provisions and statements coercive, and feel that he, she or it has no choice but to tender his, her or its shares. Danfoss may cease to lend money to Sauer-Danfoss, or recapitalize the debt in such a way as to be harmful to the remaining shareholders, such as converting the debt to equity, which would dilute the non-tendered shares.

H.                                   The TO Recommendation and the 13E-3 Contain Material Misstatements and Omissions

111.                        The TO Recommendation and the 13E-3, as amended, contain material misstatements and omit material information such that a reasonable investor would find that the misstatements and omitted information altered the total mix of information in the market. For example:

112.                        The “Merger Agreement” section of the TO Recommendation states that:

the assertions embodied in the representations and warranties contained in the Merger Agreement are qualified by information in a confidential disclosure letter provided by the Company to Danfoss and Merger Sub in connection with the execution and delivery of the Merger Agreement. This disclosure letter contains information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

(TO Recommendation, p. 6.) A reasonable shareholder cannot be expected to properly evaluate the 2013 Tender Offer if the terms of the Merger Agreement are subject to a confidential agreement between Sauer-Danfoss and Danfoss. The terms of this letter must be disclosed.

113.                        The “Reasons for the Recommendation of the Special Committee” section of the TO Recommendation states that the $58.50 per share price of the 2013 Tender Offer “represents a 5.3% premium to the highest trading price of the Shares for the 52-week period prior to the announcement of the Proposal [November 28, 2012].” (TO Recommendation, p. 20.) This statement is false. Sauer-Danfoss common stock reached a high price of $56.10 per share on February 21, 2012. The $58.50 per share price of the 2013 Tender Offer is only 4.27% ($2.40 / $56.10 x 100) greater than the 52-week high trading price, not 5.3%.

114.                        The “Opinion of the Financial Advisor” section of the TO Recommendation does not disclose the selection criteria for Lazard’s “Comparable Listed Companies Analysis,” including the basis for inclusion of Sauer-Danfoss’s customers, other than to state “The Selected Companies were chosen based on Lazard’s knowledge of the hydraulics industry and the customers and competitors of the Company.” (TO Recommendation, p. 27.)

115.                        The “Opinion of the Financial Advisor” section of the TO Recommendation does not disclose the company-by-company multiples for the “Selected Customers” and “Selected Companies” used in Lazard’s Comparable Listed Companies Analysis. (TO Recommendation, p. 27.) The 13E-3/board book also does not disclose this information. However, the 13E-3 does disclose the individual multiples for each transaction in Lazard’s Selected Transaction Analysis.

116.                        The “Opinion of the Financial Advisor” section of the TO Recommendation states, in connection with Lazard’s Selected Transactions Analysis, that

Lazard noted in its presentation to the [2013] Special Committee that some of the transactions, while in the broadly defined hydraulics space, are not relevant because of differences in product categories and/or end-markets served. Additionally, one of the transactions was deemed not relevant because it involved a long-term strategic investment made concurrent with another transaction. The range chosen by Lazard reflects the transactions that Lazard, in its professional judgment, determined were most comparable and relevant.

(TO Recommendation, p. 28.) The TO Recommendation does not disclose what transactions in the Selected Transactions Analysis Lazard “determined were most comparable and relevant” and were thereby used to arrive at the EBITDA multiples. Of note, it appears from examination of the 13E-3 that Lazard removed as irrelevant the most recent transactions, which also, coincidentally, had the highest multiples.

117.                        The “Opinion of the Financial Advisor” section of the TO Recommendation states, in connection with Lazard’s Discounted Cash Flow Analysis, only the results of the analysis as it concerns the Adjusted Management Case. (TO Recommendation, p. 28.) The results of the Discounted Cash Flow Analysis as it concerns the Management Case are disclosed in the 13E-3 (and result in a higher range of implied prices, $60.05 to $69.07, as opposed to $57.04 to $65.45). (Id.; 13E-3, p. 7.) Disclosing only the results of the analysis on the Adjusted Management Case in the TO Recommendation is misleading.

118.                        The “Opinion of the Financial Advisor” section of the TO Recommendation, in connection with Lazard’s Discounted Cash Flow Analysis, does not sufficiently disclose the basis for choosing the terminal multiples. (TO Recommendation, p. 29.) This is especially necessary given that the multiples are low and the analysis is based upon the Adjusted Management Case, which lowered management’s projections (the Management Case) at the behest of the 2013 Special Committee. Also of note, the multiples Lazard chose to use in its Minority Buy-In Transactions are comparatively high, raising further questions concerning why lower multiples were used in the Discounted Cash Flow analysis, and calling for disclosure of the basis for the Discounted Cash Flow Analysis terminal multiples.

119.                        The “Financial Projections” section of the TO Recommendation does not disclose unlevered free cash flows for the Adjusted Management Case or the Management Case. (TO Recommendation, pp. 37-38.)

120.                        The “Financial Projections” section of the TO Recommendation does not disclose net working capital for the Management Case projections, but does disclose net working capital for the Adjusted Management Case. (TO Recommendation, pp. 37-38.)

121.                        The “Background of the Offer” section of the TO Recommendation states that on February 12, 2013, Lazard, on behalf of the 2013 Special Committee, sent Citi, on behalf of Danfoss, Sauer-Danfoss’s “preliminary financial results for January 2013.” (TO Recommendation, p. 17.) Danfoss, Citi and Cleary discussed these results before making a $56.50 counterproposal on February 13, 2013. (TO Schedule, p. 9.) The TO Recommendation does not disclose these January 2013 preliminary financial results. Disclosure of these preliminary results is necessary for the independent shareholders to properly evaluate the fairness of the $58.50 Offer Price.

122.                        The “Background of the Offer” section of the TO Recommendation states that on January 18, 2013,

Lazard reviewed with the [2013] Special Committee the Management Case (as defined below) received by Lazard from the Company’s management on January 11, 2013 and, in response to a request from the [2013] Special Committee, Lazard provided its preliminary observations with respect to the Management Case. The Management Case was prepared solely for purposes of discussions with the [2013] Special Committee and Danfoss regarding the Proposal and not in the ordinary course or with a view to public disclosure. After a thorough discussion of the Management Case, including the reasonableness and achievability of certain assumptions on which the Management Case was based, and the risks and uncertainties related thereto, the [2013] Special Committee instructed Lazard to prepare various sensitivity analyses with respect to the assumptions relating to the Company’s expected sales growth rates and margins with the goal of arriving at a set of projections for the Company that would most accurately and reasonably reflect the Company’s expected future financial performance.

(TO Recommendation, p. 16.) The TO Recommendation does not disclose any materials or presentations prepared by Lazard for its discussion with the 2013 Special Committee, nor the results of Lazard’s analysis based upon the Management Case. Given that the Adjusted Management case reduced Sauer-Danfoss’s expected performance and the range for a fair value of the 2013 Tender Offer, results based upon management’s original projections should be disclosed so that the public shareholders can evaluate the fairness of the $58.50 price based upon management’s, not the 2013 Special Committee’s, projections.

123.                        The “Background of the Offer” section of the TO Recommendation also states that on January 24, 2013,

Lazard presented to the [2013] Special Committee the various sensitivity analyses requested by the [2013] Special Committee with respect to the assumptions relating to the Company’s expected sales growth rates and margins. After a thorough discussion of these sensitivity analyses, the [2013] Special Committee instructed Lazard to prepare its analysis using the Management Case as adjusted to reflect lower sales growth rates in certain geographic regions based on the [2013] Special Committee’s conclusion that such adjustments would result in a set of projections for the Company that would most accurately and reasonably reflect the Company’s expected future financial performance.

(TO Recommendation, p. 16.) The TO Recommendation does not disclose the “various sensitivity analyses” requested by the 2013 Special Committee and presented by Lazard. The This statement implies that the 2013 Special Committee chose from a selection of projections, in which case all projections prepared must be disclosed. The TO Recommendation also does not disclose the basis for the 2013 Special Committee’s “conclusion that such adjustments would result in a set of projections for the Company that would most accurately and reasonably reflect the Company’s expected future financial performance.”

124.                        The TO Recommendation does not provide any basis or reason for the 2013 Special Committee’s request that Lazard alter the Management Case into the Adjusted Management Case. The TO Recommendation also provides no reasoning and basis for why the 2013 Special Committee allowed Lazard, rather than Company management, to prepare the Adjusted Management Case; why the 2013 Special Committee did not discuss the Management Case with Sauer-Danfoss management; for what reason the 2013 Special Committee decided that more pessimistic assumptions were necessary; or what the choices resulting from the “various sensitivity analyses” were.

125.                        The TO Recommendation does not disclose when the Management Case was prepared by Sauer-Danfoss management, or the date of the underlying data. The TO Recommendation only discloses when the Management Case was received by Lazard (January 11, 2013). This information is necessary for an independent shareholder of Sauer-Danfoss to analyze whether the data underlying the Management Case and Adjusted Management Case is timely and appropriate to be used to analyze the 2013 Tender Offer.

126.                        The “Background of the Offer” section of the TO Recommendation states that on January 20, 2013,

Following and based upon Lazard’s presentation, the [2013] Special Committee determined that a sale of the entire Company to a third party could potentially result in the highest value to all stockholders of the Company, including Danfoss.

(TO Recommendation, p. 16.) However, the TO Recommendation does not state how the 2013 Special Committee arrived at this conclusion, what information Lazard presented to the 2013 Special Committee that resulted in this conclusion, or whether the “highest value” was quantified in any way.

127.                        The “Background of the Offer” section of the TO Recommendation states that

On January 30, 2013, Mr. Wood, K&E and Lazard held a telephonic meeting with Stockholder A to listen to its views with respect to the Proposal. Stockholder A noted that it held over 500,000 Shares, all of which it acquired after the announcement of the Proposal, and that based on its valuation of the Company, the Shares were worth at least $60.00 per share.

(TO Recommendation, p. 16.) The TO Recommendation does not disclose whether Stockholder A provided any materials, analysis or presentation to support its $60.00 per share valuation, and does not disclose such materials, analysis or presentation.

128.                        The “Background of the Offer” section of the TO Recommendation states that on February 14, 2013,

K&E also reported to the [2013] Special Committee that it had received a telephone call from another stockholder of the Company (“Stockholder B”). Stockholder B noted that it held approximately five percent of the outstanding Shares, all acquired since the announcement of the Proposal, and that it believed the value of the Shares is $70.63 per share and that other stockholders of the Company expect the offer price to be increased to above $60.00 per Share.

(TO Recommendation, p. 18). The TO Recommendation does not disclose whether Stockholder B provided any materials, analysis or presentation to support its $70.63 per share valuation, and does not disclose such materials, analysis or presentation. The TO Recommendation also does not disclose the “other stockholders” that expected “the offer price to be increased to above $60.00 per Share.”

129.                          The “Background of the Offer” section of the TO Recommendation states that

On February 15, 2013, the [2013] Special Committee reconvened to discuss Danfoss’ latest proposal. After a thorough discussion of the state of negotiations and the views of certain of the Company’s stockholders, the [2013] Special Committee instructed Lazard to inform Citi that, assuming the other terms and conditions of a transaction were acceptable to the [2013] Special Committee as in the best interests of all the Company’s stockholders other than Danfoss, the [2013] Special Committee would be prepared to recommend to the Company’s stockholders that they accept a price of $59.50 per Share but to indicate to Danfoss the [2013] Special Committee’s concern, based on conversations with various stockholders (including Stockholder A and Stockholder B) that a price below $60.00 per Share might fail to obtain sufficient stockholder support.

(TO Recommendation, p. 18.) This statement implies that there were more shareholders other than Stockholder A and B that the 2013 Special Committee or its advisors spoke with. If so, those shareholders and the subject of the conversations must be disclosed.

FIRST CAUSE OF ACTION

Breach Of Fiduciary Duty Against

The Individual Defendants And Danfoss A/S

130.                        Plaintiff repeats and realleges the foregoing allegations, as if fully set forth herein.

131.                        Defendant Danfoss A/S and the Individual Defendants, by reason of their positions with the Company and their relationships with Danfoss A/S and Sauer-Danfoss, are in possession of non-public information concerning the financial condition and prospects of the Company, and especially the true value and expected increased future value of the Company and its assets, which they have not disclosed to the Company’s public stockholders.

132.                        By virtue of the foregoing, defendants have participated in self-dealing toward Plaintiff and other members of the Class and have breached their fiduciary duties owed to the Class.

133.                        The proposed 2013 Tender Offer is wrongful, unfair and harmful to the Company’s minority public stockholders, and represents an effort by defendants to aggrandize Danfoss A/S’s financial position and interests and those of the interested directors, at the expense of and to the detriment of Class members. The 2013 Tender Offer is an attempt to deny Plaintiff and the other members of the Class their right to share proportionately in the true value of the Company’s valuable assets, future growth in profits, earnings and dividends, while usurping the same for the benefit of Danfoss A/S and the interested directors on unfair and inadequate terms.

134.                        Defendants, in failing to disclose the material non-public information in their possession, have breached and are breaching their fiduciary duties to the members of the Class.

135.                        The defendants, in issuing a TO Schedule or the TO Recommendation that contains material misstatements of fact and omits material information, have breached their fiduciary duties to the Class.

136.                        The Individual Defendants also breached their fiduciary duties by agreeing to recommend the 2013 Tender Offer in the TO Recommendation because the Offer Price is unfair and inadequate.

137.                        Unless the 2013 Tender Offer is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to the Plaintiff and the members of the Class, and will consummate and close the 2013 Tender Offer complained of and succeed in their plan described above, all to the irreparable harm of the members of the Class.

138.                        By reason of the foregoing, each member of the Class has suffered, or may suffer, damages.

139.                        Plaintiff and the other members of the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

Aiding And Abetting Breach Of Fiduciary Duty Against

Danfoss A/S And Danfoss Acquisition

140.                        Plaintiff repeats and realleges the foregoing allegations, as if fully set forth herein.

141.                        Defendant Danfoss A/S and Danfoss Acquisition have knowingly aided and abetted the breaches of fiduciary duty committed by the Individual Defendants to the detriment of Sauer-Danfoss’s public shareholders.

142.                        Danfoss A/S and Danfoss Acquisition have published a TO Schedule that contains material misstatements of fact and material omissions.

143.                        Danfoss A/S is also the controlling shareholder of Sauer-Danfoss, has appointed and has control over all members of the Board.

144.                        Danfoss A/S and Danfoss Acquisition thereby facilitated the Individual Defendants’ breaches of fiduciary duties.

WHEREFORE, Plaintiff demands judgment as follows:

(a)                       declaring this action to be a proper class action and certifying Plaintiff as the representative of the Class;

(b)                       ordering defendants to carry out their fiduciary duties to Plaintiff and the other members of the Class, including those duties of care, loyalty, candor and fair dealing;

(c)                        preliminarily and permanently enjoining defendants and all those acting in concert with them from closing the 2013 Tender Offer on the terms presently proposed;

(d)                       in the event the 2013 Tender Offer is consummated, rescinding the 2013 Tender Offer and/or awarding rescissory damages to the Class;

(e)                        ordering defendants, jointly and severally, to account to Plaintiff and other members of the Class for all damages suffered and to be suffered by them as the result of the acts and transactions alleged herein, together with prejudgment interest at the maximum rate allowable by law;

(f)                         awarding Plaintiff the costs and disbursements of the action including allowances for Plaintiff’s reasonable attorneys’ and experts’ fees; and

(g)                        granting such other and further relief as the Court may deem just and proper.

Dated: March 21, 2013

ROSENTHAL, MONHAIT & GODDESS, P.A.

	By:	/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar No. 2810)
919 N. Market Street, Suite 1401
P.O. Box 1070
Wilmington, DE 19899
(302) 656-4433

Counsel for Plaintiff Harold Naparst

OF COUNSEL:

WOLF POPPER LLP
845 Third Avenue
New York, NY 10022
(212) 759-4600